Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Bruce G. Leto

BLeto@stradley.com

215.564.8115

August 1, 2013

Filed Via EDGAR (CIK #0001551895)
Ms. Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Franklin ETF Trust (the “Registrant”) (File Nos. 333-186504, 811-22801)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, please find described below the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via facsimile to Kristin H. Ives, Esq. on March 8, 2013 with regard to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), filed with the Commission on February 7, 2013 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), in order to register the Franklin Short Duration U.S. Government ETF series of shares of the Registrant (the “Fund”).  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

PROSPECTUS COMMENTS:

1.           Comment:  On page 1, in the first line of Principal Investment Strategies, in accordance with rule 35d-l under the 1940 Act, immediately following “at least 80% of its net assets in securities”, please insert “(plus any borrowings for investment purposes).”

Response:  The following language will be set forth in the Fund’s Statement of Additional Information (“SAI”) under Non-Fundamental Investment Policies: “Net assets for purposes of the 80% policy include the amount of any borrowings for investment purposes.”  Because the Fund does not engage in borrowing for investment purposes, we do not believe that prospectus disclosure of the impact of borrowings on the 80% policy is needed or appropriate at this time.  This approach is also consistent with prior Commission comments given with respect to other Franklin Templeton funds.

U.S. Securities and Exchange Commission
August 1, 2013

2.           Comment:  Also in Principal Investment Strategies, please:

a.
Provide the anticipated range or average maturity of the debt securities the Fund will invest in as a principal strategy.  Please also describe what maturity is and explain how it differs from duration (in response to this comment, the language from the fourth paragraph in Principal Investment Policies and Practices on page 4 may be moved to this section).

Response:  The disclosure in the first two paragraphs under Principal Investment Strategies indicates that the Fund targets an estimated average portfolio duration of three (3) years or less and has been revised to provide a description of duration as compared to maturity.  As the Fund is a “Short Duration U.S. Government” fund, we have appropriately specified the estimated average portfolio duration of the Fund and provided a definition for “duration.”  As the Fund does not target a specific range or average maturity for the debt securities in which it invests, we do not believe that prospectus disclosure regarding the anticipated range or average maturity is needed or appropriate at this time.

b.
Disclose the credit ratings of the debt securities the Fund will invest in.  If the Fund has a policy regarding the percentage of its assets it will invest in below investment grade securities, please disclose that policy here.

Response:  We have revised the disclosure under Principal Investment Policies and Practices in response to your comment.  Also, the Fund currently does not intend to invest in non-investment grade debt securities; therefore, no disclosure has been added to the prospectus regarding such securities.

c.
In addition to the description of duration, please provide an example of duration (e.g., please describe the impact of a 1% change (up or down) in interest rates on the price of the Fund’s debt securities).  Please also describe the types of securities (in terms of maturity or other characteristics) the Fund will invest in to seek to achieve “an average portfolio duration of three years or less.”

Response:  The types of securities in which the Fund will invest are described in both the Principal Investment Strategies and Principal Investment Policies and Practices sections of the prospectus,  The disclosure in the Principal Investment Policies and Practices section of the prospectus has been revised to include an example of duration.

3.           Comment:  Also, in Principal Investment Strategies, the fourth paragraph contains the following sentence:

Investors should remember that guarantees of timely prepayment of principal and interest do not apply to the market prices and yields of the securities or to the net asset value (NAV), trading price or performance of the Fund, which will vary with changes in interest rates and other market conditions.

U.S. Securities and Exchange Commission
August 1, 2013

Please revise this statement to state the relationship between guarantees and market prices, yields, NAV, market price and performance in Plain English.  See, General Instruction B.4(c) to Form N-1A.

Response:  The disclosure has been revised accordingly.

4.           Comment:  On page 2, in Principal Risks, Mortgage-Backed Securities, in the third line, please replace “repayments” with “prepayments”, if appropriate.

Response:  The disclosure has been revised as requested.

5.           Comment:  On page 4, in Taxes, immediately following “individual retirement account”, please insert the phrase “in which case, such funds may be taxed when withdrawn from the tax-deferred account.”

Response:  The disclosure has been revised as requested.

6.           Comment:  Also on page 5, in Principal Investment Policies and Practices, there are references to “callable agency securities” and “mortgage dollar rolls.”  If these securities are principal investments of the Fund, please include them as part of the Fund’s Principal Investment Strategies, and disclose any associated risks in the Summary section.

Response:  The registrant respectfully believes that the current placement of disclosure regarding the Fund’s anticipated use of callable agency securities and mortgage dollar rolls appropriately describes the Fund’s intended use thereof. Callable agency securities are a type of security issued by a U.S. Government agency, and the Fund’s investments in securities issued by agencies of the U.S. government are described under Principal Investment Strategies.  Further, mortgage dollar rolls are an investment technique involving the simultaneous purchase and sale of mortgage-backed securities, and the Fund’s investments in mortgage-backed securities are described under Principal Investment Strategies.

7.           Comment:  On page 7, in Inflation-Indexed Securities, in the second line, in the sentence beginning “[i]n general”, please replace the words “can decrease” and “can increase” with “decreases” and “increases”, respectively, to state, definitively, the impact of real interest rates.

Response:  The prospectus has been revised as requested.

8.           Comment:  On page 9, in Management, adjacent to the sentence “[t]he Fund pays Advisers a fee for managing the Fund’s assets.  The fee is equal to an annual rate of:  [____]”, please insert the disclosure required in Item 10(a)(l)(iii) of Form N-l A that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Response:  The prospectus has been revised as requested.

U.S. Securities and Exchange Commission
August 1, 2013

SAI COMMENTS:

9.           Comment:  On page 4, in Fundamental Investment Policies, in the policy concerning borrowing, there is reference to “any...exemptions...that may be adopted, granted or issued by the SEC.”  Does the Fund intend to apply for such exemptive relief?  If the Fund has applied for or intends to apply for such exemptive relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Response:  Pursuant to an exemptive order granted by the Commission (see In the Matter of Franklin Gold Fund, et al., SEC Rel. Nos. IC-24016 (pub. avail. Sept. 16, 1999) (notice) and IC-24080 (pub. avail. Oct. 13, 1999) (order)), the Fund is permitted to participate in an interfund lending program with other Franklin Templeton funds.  As the Fund has no current intention to participate in such a program, no disclosure has been added at this time.

10.           Comment:  On page 5, in fundamental policy #7, concerning the Fund’s concentration policy, please delete the phrase “or securities of other investment companies, whether registered or excluded from registration under Section 3(c) of the 1940 Act”, or otherwise explain to us why it is appropriate to include it.  For purposes of calculating concentration percentages, the Fund should look through to the underlying fund holdings of affiliated investment companies and include them in the calculation of its concentration percentages.  The Fund also should look through unaffiliated investment companies that it knows concentrates in a particular industry.

Response:  The Registrant believes that it is appropriate to exclude investment companies from the Fund’s fundamental investment restriction regarding concentration because Registrant does not believe that investment companies themselves represent an industry that has its own separately identifiable risks (e.g., technology, finance or natural resources).  This approach is consistent with Section 5(b) of the 1940 Act that excludes investment companies from the issuer diversification requirements.  (See also Franklin Templeton Groups of Funds, et al., SEC No-Action Letter (pub. avail. May 21, 1999),  which permits the Franklin Templeton Funds to include 3(c)(7) funds within the term “investment companies” for purposes of Section 5(b) of the 1940 Act.)  This approach is also consistent with the Staff’s comment that the Fund should look through affiliated mutual funds and unaffiliated mutual funds which the Fund knows to be concentrated, for purposes of calculating the Fund’s concentration in any particular industry.  Registrant confirms that it will monitor its policy in light of the policies of the underlying funds in which it invests.

11.           Comment:  Also, immediately following the Fundamental Investment Policies, please disclose what is permitted under the 1940 Act with regard to borrowing and senior securities.  This disclosure is provided on page 7.  Please move this disclosure here so as to tie it to the fundamental policies concerning these activities.

Response:  In the lead-in paragraph to Fundamental Investment Policies, we have added cross-references to the sections that describe what is permitted under the 1940 Act for borrowing and issuing senior securities, as follows:

For more information about the restrictions of Investment Company Act of 1940, as amended (“1940 Act”), on the Fund with respect to borrowing and senior securities, see “Glossary of Investments, Techniques, Strategies and their Risks - Borrowing” below.

U.S. Securities and Exchange Commission
August 1, 2013

12.           Comment:  On page 15, in Collateralized mortgage obligations (CMOs), real estate mortgage investment conduits (REMICs) and multi-class pass-throughs, please describe what REMICs are.

Response:  The disclosure has been revised as requested.

13.           Comment:  On page 19, in Variable rate securities, please disclose that typically floating rate securities, and any others as may be applicable, are rated below investment grade and that securities with such ratings are commonly referred to as “junk bonds.”

Response:  The Fund intends to invest only in investment grade variable securities or those deemed to be of comparable quality by the investment manager.  Therefore, no additional disclosure has been added to the SAI.

14.           Comment:  On page 34, in Proxy Voting Policies and Procedures, please provide the disclosure required in Item 17.2(f) of Form N-1A, the procedures that the Fund uses when a proxy vote presents a conflict between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser, principal underwriter, or any affiliated person of the Fund, on the other hand.

Response:  The Registrant believes that its disclosure regarding conflicts of interest with respect to proxy voting is responsive to Item 17(f) of Form N-1A and that the procedures adopted to mitigate any such conflicts are appropriate and reasonably designed.

15.           Comment:  On page 38, Portfolio managers, it states that “[p]ortfolio managers that provide investment services to the Fund may also provide services to a variety of other investment products, including other funds” and that “[t]he advisory fees for some of such other products and accounts...may include performance based compensation.”  As required in Item 20(a)(3) of Form N-1A, for each of the categories of accounts included in the table on this page, please provide the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

Response:  The portfolio managers listed in the chart do not receive performance based compensation for their other accounts managed. In response to your comment, we have revised the “form” language following the chart regarding the compensation of portfolio managers to make clear that a portfolio manager receives performance based fees only to the extent indicated in the chart, as follows:

The advisory fees for some of such other products and accounts may be different than that charged to the Fund and may include performance based compensation (only to the extent noted in the chart above).

U.S. Securities and Exchange Commission
August 1, 2013

16.           Comment:  On page 44, Capital loss carryovers, the last two sentences refer to taxable years beginning on or before December 22, 2010.  As this is a new Fund, and the Trust was recently formed, please delete these sentences as they are not relevant.

Response:  The disclosure has been revised as requested.

17.           Comment:  On page 49, in Non-U.S. investors, In general, please update the last two sentences of that paragraph regarding the exemptions for interest-related and short-term capital gain dividends.

Response:  The disclosure has been revised accordingly.

18.           Comment:  On page 60, the penultimate paragraph in Placement of Redemption Orders refers to portfolio securities of the Fund that may trade on exchanges other than the Listing Exchange and that “could be significantly affected by events in the relevant non-U.S. markets.” Neither the Prospectus nor the SAI mention that the Fund may invest in non-U.S. securities.  If it can, please disclose these investments where appropriate.

Response:  The Fund currently does not intend to invest in non-U.S. securities.  The disclosure regarding the placement of redemption orders is “form” language to be used for exchange-traded funds (“ETFs”) in the Franklin Templeton fund complex.  For consistency, the Registrant prefers to not tailor the disclosure for this specific Fund, especially in light of the fact that this Fund is likely to be included in a joint SAI with future ETFs to which this disclosure will apply.

Please do not hesitate to contact me at the above number or, in my absence, Amy Fitzsimmons at (215) 564-8711, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Bruce G. Leto
Bruce G. Leto

cc:  Steven J. Gray
       Kristin H. Ives
       Amy C. Fitzsimmons